Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Systems Xcellence Inc. completes public offering of 3,200,000 common shares for gross proceeds of US$38.7 million

MILTON, ON, June 30 /CNW/ - Systems Xcellence Inc. (“SXC” or the “Company”) (NASDAQ: SXCI, TSX: SXC) announced today that it has completed its previously announced public offering of 3,200,000 common shares. The common shares were sold in the United States and Canada at a public offering price of US$12.08 per share in the US and Cdn$13.50 per share in Canada. The offering resulted in total gross proceeds to the Company of approximately US$38.7 million.

In addition, the Company has granted to the underwriters an option to purchase an additional 480,000 common shares to cover over-allotments, if any.

UBS Investment Bank acted as the sole book running manager for the offering. JP Morgan acted as co-lead manager and William Blair & Company, SunTrust Robinson Humphrey, Sprott Securities, Orion Securities and Clarus Securities were co-managers. Copies of the prospectuses relating to this offering may be obtained from UBS Investment Bank, 299 Park Avenue, New York, NY 10171 or 161 Bay Street, Suite 4100, Toronto, ON M5J 2S1.

SXC intends to use approximately US$12.8 million of the net proceeds from the offering to retire its credit facility (excluding any pre-payment penalty, which would not exceed US$0.2 million), and the remainder for potential acquisitions, working capital and general corporate purposes.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Systems Xcellence

Systems Xcellence (SXC) is a leading provider of healthcare information technology solutions and services to the healthcare benefits management industry. The Company’s product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as U.S. federal, provincial and state and local governments, pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. SXC is headquartered in Milton, Ontario with offices and processing centres in Lombard, Illinois; Scottsdale, Arizona; Warminster, Pennsylvania; and Victoria, British Columbia. For more information please visit www.sxc.com.

Forward-Looking Statements

Certain statements included herein, including those that express management’s expectations or estimates of future developments or SXC’s future performance, constitute “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time the statements are made, are inherently subject to significant business, economic and competitive uncertainties and contingencies. SXC cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause SXC’s actual financial results, performance, or achievements to be materially different from its estimated future results, performance or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, SXC’s ability to achieve increased market acceptance for its product offerings and penetrate new markets; consolidation in the healthcare industry; the existence of undetected errors or similar problems in its software products; its ability to identify and complete acquisitions, manage its growth and integrate acquisitions; its ability to compete successfully; potential liability for the use of incorrect or incomplete data; the length of the sales cycle for its healthcare software solutions; interruption of its operations due to outside sources; its dependence on key customers; maintaining its intellectual property rights and litigation involving intellectual property rights; its ability to obtain, use or successfully integrate third-party licensed technology; compliance with existing laws, regulations and industry initiatives and future change in laws or regulations in the healthcare industry; breach of its security by third parties; its dependence on the expertise of its key personnel; its access to sufficient capital to fund its future requirements; and potential write-offs of goodwill or other intangible assets. This list is not exhaustive of the factors that may affect any of SXC’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to SXC or persons acting on its behalf are expressly qualified in their entirety by this notice. SXC disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise. Risks and uncertainties about SXC’s business are more fully discussed in the prospectuses relating to this offering and in SXC’s Annual Information Form.

Certain of the assumptions made by SXC in preparing forward-looking information and management’s expectations include: maintenance of its existing customers and future retention of its contracts, its ability to market its products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of its key personnel, its customers continuing to process transactions at historical levels, that its systems will not be interrupted for any significant period of time, that its products will continue to perform free of major errors, its ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of its business.

%SEDAR: 00001439E

/For further information: Dave Mason, Investor Relations - Canada, The Equicom Group Inc., (416) 815-0700 ext. 237, dmason(at)equicomgroup.com; Jeff Park, Chief Financial Officer, Systems Xcellence Inc., Tel: (630) 559-3693, investors(at)sxc.com; Susan Noonan, Investor Relations - U.S., The SAN Group, LLC, (212) 966-3650, susan(at)sanoonan.com/
(SXC.)

CO: Systems Xcellence Inc.
CNW 09:36e 30-JUN-06
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